

12012726

COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8- 53148

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gold Coast Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 E. Hillcrest Drive, Suite 225

(No. and Street)

Thousand Oaks	California	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tae P. Ho   (805) 496-3660

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP

(Name – *if individual, state last, first, middle name*)

15600 Devonshire St., Suite 210,	Granada Hills,	California	91344
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___Tae P. Ho___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Gold Coast Securities, Inc.___ , as of ___December 31___ , 20 ___11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

MARIA EUGENIA TORRES
Commission # 1884734
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2014

Notary Public

_____
Signature

___Chief Executive Officer___
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOLD COAST SECURITIES, INC.

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2011 and 2010

FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

GOLD COAST SECURITIES, INC.
FINANCIAL STATEMENT INDEX
December 31, 2011 and 2010

Farber Hass Hurley LLP

Certified Public Accountants	15600 Devonshire Street, Suite 210	Telephone: (818) 895-1943
	Granada Hills, CA 91344	Facsimile: (818) 895-1994
	www.fhhcpas.com	

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Gold Coast Securities, Inc.

We have audited the accompanying statements of financial condition of Gold Coast Securities, Inc. (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gold Coast Securities, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Farber Hass Hurley LLP

Granada Hills, California
February 24, 2012

GOLD COAST SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash and cash equivalents	$ 37,975	$ 50,967
Deposit with clearing organization	25,000	25,000
Receivable from broker-dealers and clearing organization	127,840	108,138
Office furniture and equipment, at cost, less accumulated depreciation of $50,234 and $48,469 at December 31, 2011 and December 31, 2010, respectively	4,877	6,278
Other assets	37,864	41,274
Total assets	$ 233,556	$ 231,657
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 50,028	$ 40,967
Deferred revenue, net	12,963	17,947
	62,991	58,914
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors	-	-
Stockholders' equity:		
Common stock, no par value, Series A voting shares, 200 shares authorized, 151 shares issued and outstanding at both December 31, 2011 and December 31, 2010, respectively	7,265	7,265
Common stock, no par value, Series B non-voting shares, 1,300 shares authorized, 542.34 shares issued and outstanding at December 31, 2011 and December 31, 2010	80,809	80,809
Additional paid-in capital	3,515	3,515
Retained earnings	78,976	81,154
Total stockholders' equity	170,565	172,743
Total liabilities and stockholders' equity	$ 233,556	$ 231,657

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Revenues:		
Commissions	$ 1,022,733	$ 1,189,023
Investment advisory and management fees	483,993	416,331
Representative monthly fees	108,870	108,255
Miscellaneous income	10,986	31,444
Reimbursement income	42,009	42,745
Interest and dividend income	45	204
	1,668,636	1,788,002
Expenses:		
Commissions	763,836	918,267
Investment advisory and management fee expense	380,045	309,353
Employee compensation and benefits	241,038	263,989
Office expense	140,710	120,351
Occupancy	89,906	96,198
Legal and professional fees	19,122	19,728
Communications and data processing	11,551	12,206
Website maintenance and documentation	8,451	8,360
Postage and delivery	7,190	7,228
Clearing	4,206	4,876
Bad debt expense	-	2,167
Travel and entertainment	1,041	2,319
Other	2,918	1,880
	1,670,014	1,766,922
Income (loss) before income tax provision	(1,378)	21,080
Income tax provision	800	560
Net income (loss)	$ (2,178)	$ 20,520

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN
SUBORDINATED BORROWINGS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Subordinated borrowings at beginning of year	$ -	$ -
Increases:	-	-
Decreases:	-	-
Subordinated borrowings at end of year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2011 and December 31, 2010

| | Series A Common Stock | | Series B Common Stock | | Additional Paid-in | | Stockholders' |
	Shares	Value	Shares	Value	Capital	Retained Earnings	Equity
Balance at December 31, 2009	151	$7,265	542.34	$80,809	$3,515	$60,634	$152,223
Net income	-	-	-	-	-	20,520	20,520
Balance at December 31, 2010	151	7,265	542.34	80,809	3,515	81,154	172,743
Net loss	-	-	-	-	-	(2,178)	(2,178)
Balance at December 31, 2011	151	$7,265	542.34	$80,809	$3,515	$78,976	$170,565

The accompanying notes are an integral part of these financial statements.

GOLD COAST SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net income (loss)	$ (2,178)	$ 20,520
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,765	2,719
Changes in:		
Receivable from broker-dealers and clearing organization	(19,702)	15,262
Other assets	3,410	(7,332)
Accounts payable and accrued expenses	9,060	(31,672)
Deferred revenue, net	(4,984)	3,988
Total adjustments	(10,451)	(17,035)
Net cash provided by (used in) operating activities	(12,629)	3,485
Cash flows from investment activities:		
Purchase of furniture and equipment	(363)	(880)
Net cash used in investing activities	(363)	(880)
Net increase (decrease) in cash and cash equivalents	(12,992)	2,605
Cash and cash equivalents at beginning of year	50,967	48,362
Cash and cash equivalents at end of year	$ 37,975	$ 50,967
Supplemental cash flow disclosures:		
Income tax payments	$ 800	$ 560
Interest payments	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

    The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation, headquartered in California, and began operations in January 2001.

2. **Significant Accounting Policies**

    Basis of Presentation
    The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including both principal and agency transactions involving retailing corporate equity securities and mutual funds; selling corporate debt, municipal bonds, and U.S. government securities; selling variable life or annuities; and providing investment advisory and management services.

    Use of Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    Cash and cash equivalents include cash on hand and certificates of deposits. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

    Commissions
    Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions clear.

    Investment Advisory Income
    Investment advisory and management fees are received quarterly in advance, but are recognized as earned on a pro rata basis over the term of the contract. The unearned portion is recorded as deferred revenue, net of associated fees and expenses.

    Property and Equipment
    Property and equipment are stated at cost. Depreciation has been provided using the straight-line method over the useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized on the straight-line basis over the shorter of their estimated useful lives or the remaining term of the lease.

2.   Significant Accounting Policies (continued)

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of depreciation and realization of net operating losses for financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accountings Standards Codification (ASC) 740, *Income Taxes.* Under that guidance the Company assess the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Fair Value of Financial Instruments
Carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short maturities of such instruments.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and clearing organization accounts receivable. The Company places substantially all of its cash deposits with one high-quality financial institution.

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the years ended December 31, 2011 and 2010, such advertising expenses (included as part of "other" expenses) were under $1,000, respectively.

Recent Accounting Pronouncements
In June 2011, the FASB issued an amendment to an existing standard which requires companies to present net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. In addition, in December 2011 the FASB issued an amendment to an existing standard which defers the requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The standard is effective for fiscal years beginning after December 15, 2012. The adoption will not have a material impact on the Company's financial statements and disclosures.

2. **Significant Accounting Policies (continued)**

Recent Accounting Pronouncements - continued
In May 2011, the FASB issued a new accounting standard update, which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for the fiscal years beginning after December 15, 2011. The adoption will not have a material impact on the Company's financial statements and disclosures.

Subsequent Events
The Company evaluated subsequent events through February 24, 2012, the date the financial statements were issued.

3. **Cash Segregated Under Federal and Other Regulations**

Cash of $25,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC on agreements for proprietary accounts of introducing brokers.

4. **Receivable From and Payable Clearing Organizations**

Amounts receivable from and payable to clearing organizations were as follows for the years ending:

December 31, 2011	*Receivable*	*Payable*
Receivable from clearing organization	$ 26,854	$ --
Fees and commissions receivable/payable	100,986	49,326
	$127,840	$ 49,326

December 31, 2010	*Receivable*	*Payable*
Receivable from clearing organization	$ 55,230	$ --
Fees and commissions receivable/payable	52,908	36,312
	$108,138	$ 36,312

The Company has an agreement to clear substantially all of its proprietary and customer transactions through another broker-dealer (Pershing Company) on a fully disclosed basis. Pershing Company is responsible for handling and monitoring all securities lending activities (collateralized financings) related to securities borrowed and securities loaned transactions.

5.   **Related Party Activities**

Two of the Company's stockholders receive compensation for their services as officers and employees. The third principal stockholder was compensated as a commissioned independent contractor when employed with the Company. Since 2009, this stockholder was not involved with the Company and no longer receives compensation.

These stockholders have also formed a partnership, which is the beneficiary of life insurance policies on their respective lives. The partnership has adopted a buy-sell agreement, which states that in the event of the death of any one of these three individuals, the insurance proceeds will be utilized (as a down or full payment thereon) to repurchase the stockholder's interest in the Company from the stockholder's heirs, at a price as defined in the agreement.

6.   **Commitments and Contingencies**

The Company has an extended operating lease for 1,782 square feet of office space in Thousand Oaks, California. The Company extended the lease for an additional twelve month period to be terminated on November 30, 2012. Current monthly rental payments are approximately $3,300.

The Company executed a one year lease extension for the rental of 1,802 square feet of office space in Gold River, California, terminating on June 11, 2012. Current monthly rental payments are approximately $3,200.

Rental expense for the years ended December 31, 2011 and 2010 amounted to $76,608 and $82,919, respectively. Future aggregate minimum required lease payments on the office leases are approximately $55,000 for the year ended December 31, 2012.

In December 2008, the Company obtained two three-year operating leases on vehicles driven by its officers. These leases expired in 2011. Total lease expense incurred for these vehicles for the years ended December 2011 and 2010 amounted to $10,033 and $9,060, respectively. The Company did not enter into any new vehicle leases during the year ended December 31, 2011.

The Company was named as one of multiple defendants in a suit brought by four investors. Management believes that this case will settle in 2012 within the Company's insurance policy limits. Due to the unpredictable nature of litigation, counsel has been unable to determine if an adverse opinion is remote or probable. As such, the Company has not accrued any additional liabilities regarding the case. However, it is possible that an adverse opinion may have a material effect on the Company's financial statements.

7. **Retirement Plan**

In August 2003, the Company established a 401(k) Profit Sharing Plan with Fidelity Investments administered by the Senex Group. The 401(k) Profit Sharing plan, as adopted, allows for employee contributions through salary reductions ranging from 0% to 15% of employee salary, capped, respectively, at $16,500 in 2011 and 2010 (plus catch-up provisions). This plan is non-discriminatory; all employees who are at least 21 years of age and have been employed by the Company for at least six months are eligible to participate. Plan contributions are self-directed and may be invested in one or more of a series of mutual funds managed by Fidelity Investments. In 2011 and 2010, the employer made matching contributions of $0 and $1,745, respectively. In February 2011, the Board of Directors approved the termination of the Profit Sharing Plan.

8. **Major Revenue Concentration**

For the year ended December 31, 2011, mutual fund, variable annuity, and management fee revenue were approximately 27%, 26% and 19%, of total revenue, respectively. The Company expects that most of this revenue will be recurring. During the year ended December 31, 2010, approximately 50% and 37%, of the Company's overall revenue was derived from commissions related to the sale of individual variable annuities and mutual fund investments, respectively.

With respect to clearing organization receivables, such receivables normally arise from fees generated through asset management services performed for the Company's numerous customers. The Company has contractual arrangements with highly-rated broker-dealers and insurance companies as the source of these revenues. As of December 31, 2011, approximately 18% of the Company's total receivables were from the clearing organization while three insurance companies had balances of roughly 14%, 12% and 11% of total receivables.

The Company maintains reserves for potential credit losses, as applicable and such losses, in the aggregate, have not exceeded management's expectations. The Company had no bad debt expense for December 31, 2011 and $2,167 for the year ended December 31, 2010.

9. **Income Tax**

The primary timing differences between book and tax expense reporting are depreciation expense and the utilization of the Net Operating Loss (NOL) carryforward. At December 31, 2011, the Company had a NOL carryforward of approximately $35,000 which will expire by 2029. As such, it did not recognize any tax expenses, other than the mandatory state tax of $800, for the years 2011 and 2010.

9. **Income Tax (continued)**

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2007. As of December 31, 2011, no taxing authority has proposed any adjustments to the Company's tax position.

10. **Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital (i.e., $50,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company's net capital measured $95,845 and its net capital ratio was 11.09 to 1. At December 31, 2010, the Company's net capital measured $107,966 and its net capital ratio was 9.81 to 1.

GOLD COAST SECURITIES, INC.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2011

Schedule I

GOLD COAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

Net capital			
Total stockholders' equity		$	170,565
Deduct stockholders' equity not allowable for capital			-
Total stockholders' equity qualified for net capital			170,565
Add:			
Subordinated borrowings allowable in computation of net capital			-
Other (deductions) or allowable credits - deferred income taxes payable			-
Total capital and allowable subordinated borrowings			170,565
Deductions and/or charges:			
Nonallowable assets:			
Office furniture and equipment	4,877		
Other assets - registered representative receivables, net	51,660		
Other assets - prepaid expenses and deposits	17,709		74,246
Net capital before haircuts on securities positions			96,319
Haircuts on securities positions			474
Net capital per audited financial statements		$	**95,845**
Net capital per FOCUS Report		$	**95,845**
Difference			-
Aggregate indebtedness			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and deferred revenue, net,		$	62,991
Items not included in statement of financial condition			1,000,000
Total aggregate indebtedness (AI)		$	1,062,991
Computation of basic net capital requirement			
Minimum net capital required (6-2/3% of AI)		$	70,866
Minimum dollar net capital requirement		$	50,000
Minimum net capital required (greater of above):		$	70,866
Excess net capital over minimum net capital required		$	24,979
Excess net capital at 1,500 percent (net capital - 6.67% of AI)		$	24,944
Excess net capital at 1,000 percent (net capital - 10% of AI)		$	(10,454)
Ratio: Aggregate indebtedness to net capital			11.09 to 1

Schedule II

GOLD COAST SECURITIES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Gold Coast Securities, Inc. is exempt from the reserve requirement, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule III

GOLD COAST SECURITIES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Gold Coast Securities, Inc. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. Gold Coast Securities, Inc. does not hold customer funds or safekeep customer securities.

Schedule IV

GOLD COAST SECURITIES, INC.
Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2011

Not applicable

Certified Public Accountants   15600 Devonshire Street, Suite 210   Telephone: (818) 895-1943
Granada Hills, CA 91344   Facsimile: (818) 895-1994
www.fhhcpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC
RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN
EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Gold Coast Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Gold Coast Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are

18

executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Granada Hills, California
February 24, 2012

Farber Hass Hurley LLP

Certified Public Accountants   15600 Devonshire Street, Suite 210   Telephone: (818) 895-1943
                                    Granada Hills, CA 91344   Facsimile: (818) 895-1994
                                    www.fhhcpas.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Gold Coast Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Gold Coast Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Gold Coast Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Gold Coast Securities, Inc.'s management is responsible for Gold Coast Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Firm SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Granada Hills, CA
February 24, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __December 31__, 20 __11__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
053148   FINRA   DEC
GOLD COAST SECURITIES INC    22*22
275 E HILLCREST DR STE 225
THOUSAND OAKS CA 91360-8241
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tae P. Ho, (805) 496-3660

2. A. General Assessment (item 2e from page 2) $ ___1,686___

   B. Less payment made with SIPC-6 filed (exclude interest)   (___890___)
       __07/29/2011__
           Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $___796___

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __796__

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

__Gold Coast Securities, Inc.__
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __24th__ day of __February__, 20 __12__.

__President__
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan. 01__ 20 11
and ending __Dec. 31__, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,668,635__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

        Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   __990,344__

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   __3,924__

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):   _____

     _____

     (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

     Enter the greater of line (i) or (ii)   _____

     Total deductions   __994,268__

2d. SIPC Net Operating Revenues $ __674,367__

2e. General Assessment @ .0025 $ __1,686__

     (to page 1, line 2.A.)